FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of August 6, 2012

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes        No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2012

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2012

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

June 30, 2012

29, Avenue de la Porte-Neuve – 3rd Floor.
L - 2227 Luxembourg

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2012

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2012	2011	2012	2011
Continuing operations		(Unaudited)		(Unaudited)
Net sales	3	2,801,492	2,403,122	5,418,841	4,727,087
Cost of sales	3 & 4	(1,694,712)	(1,525,696)	(3,305,809)	(2,971,375)
Gross profit		1,106,780	877,426	2,113,032	1,755,712
Selling, general and administrative expenses	3 & 5	(486,655)	(468,648)	(930,798)	(919,977)
Other operating income (expense), net	3	761	1,028	4,853	2,649
Operating income		620,886	409,806	1,187,087	838,384
Interest income	6	5,706	6,513	15,289	14,200
Interest expense	6	(12,688)	(12,248)	(22,613)	(25,289)
Other financial results	6	(16,476)	(12,408)	(3,395)	(11,350)
Income before equity in earnings of associated companies and income tax		597,428	391,663	1,176,368	815,945
Equity in earnings of associated companies		11,056	22,720	30,218	47,005
Income before income tax		608,484	414,383	1,206,586	862,950
Income tax		(148,325)	(109,680)	(292,999)	(234,050)
Income for the period		460,159	304,703	913,587	628,900

Attributable to:
Equity holders of the Company		461,089	287,218	904,929	606,592
Non-controlling interests		(930)	17,485	8,658	22,308
		460,159	304,703	913,587	628,900

Earnings per share attributable to the equity holders of the Company during the period:
Weighted average number of ordinary shares (thousands)	7	1,180,537	1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)	7	0.39	0.24	0.77	0.51
Basic and diluted earnings per ADS (U.S. dollars per ADS)	7	0.78	0.49	1.53	1.03

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)
Income for the period	460,159	304,703	913,587	628,900
Other comprehensive income:
Currency translation adjustment	(104,018)	80,713	(41,512)	235,492
Changes in the fair value of derivatives held as cash flow hedges	(21,751)	(2,572)	(20,436)	5,790
Share of other comprehensive income of associates:
- Currency translation adjustment	(75,539)	(5)	(91,345)	5,649
- Changes in the fair value of derivatives held as cash flow hedges	(1,033)	378	751	832
Income tax relating to components of other comprehensive income (*)	(1,149)	215	(1,732)	(1,672)
Other comprehensive income for the period, net of tax	(203,490)	78,729	(154,274)	246,091
Total comprehensive income for the period	256,669	383,432	759,313	874,991

Attributable to:
Equity holders of the Company	277,404	341,775	756,737	820,500
Non-controlling interests	(20,735)	41,657	2,576	54,491
	256,669	383,432	759,313	874,991
 (*) Relates to cash flow hedges

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2012

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At June 30, 2012		At December 31, 2011
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	4,215,747		4,053,653
Intangible assets, net	9	3,286,788		3,375,930
Investments in associated companies	11	1,095,767		670,248
Other investments		2,546		2,543
Deferred tax assets		226,741		234,760
Receivables		135,614	8,963,203	133,280	8,470,414
Current assets
Inventories		2,985,056		2,806,409
Receivables and prepayments		294,679		241,801
Current tax assets		150,119		168,329
Trade receivables		1,952,603		1,900,591
Available for sale assets	13	21,572		21,572
Other investments		419,409		430,776
Cash and cash equivalents		742,618	6,566,056	823,743	6,393,221
Total assets			15,529,259		14,863,635
EQUITY
Capital and reserves attributable to the Company’s equity holders			10,699,313		10,506,227
Non-controlling interests			178,365		666,716
Total equity			10,877,678		11,172,943
LIABILITIES
Non-current liabilities
Borrowings	11	676,077		149,775
Deferred tax liabilities		791,006		828,545
Other liabilities		204,156		233,653
Provisions		67,511		72,975
Trade payables		1,524	1,740,274	2,045	1,286,993
Current liabilities
Borrowings		1,026,468		781,101
Current tax liabilities		243,405		326,480
Other liabilities		446,146		305,214
Provisions		22,512		33,605
Customer advances		163,883		55,564
Trade payables		1,008,893	2,911,307	901,735	2,403,699
Total liabilities			4,651,581		3,690,692
Total equity and liabilities			15,529,259		14,863,635

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011.

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2012

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at January 1, 2012	1,180,537	118,054	609,733	(211,366)	9,688	8,799,581	10,506,227	666,716	11,172,943

Income for the period	-	-	-	-	-	904,929	904,929	8,658	913,587
Currency translation adjustment	-	-	-	(34,261)	-	-	(34,261)	(7,251)	(41,512)
Hedge reserve, net of tax	-	-	-	-	(23,256)	-	(23,256)	1,088	(22,168)
Share of other comprehensive income of associates	-	-	-	(91,345)	670	-	(90,675)	81	(90,594)
Other comprehensive income for the period	-	-	-	(125,606)	(22,586)	-	(148,192)	(6,082)	(154,274)
Total comprehensive income for the period	-	-	-	(125,606)	(22,586)	904,929	756,737	2,576	759,313
Acquisition of non-controlling interests (see Note 11)	-	-	-	-	(268,517)	-	(268,517)	(490,022)	(758,539)
Dividends paid in cash	-	-	-	-	-	(295,134)	(295,134)	(905)	(296,039)
Balance At June 30, 2012	1,180,537	118,054	609,733	(336,972)	(281,415)	9,409,376	10,699,313	178,365	10,877,678

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at January 1, 2011	1,180,537	118,054	609,733	108,419	15,809	7,869,807	9,902,359	648,221	10,550,580

Income for the period	-	-	-	-	-	606,592	606,592	22,308	628,900
Currency translation adjustment	-	-	-	203,002	-	-	203,002	32,490	235,492
Hedge reserve, net of tax	-	-	-	-	4,425	-	4,425	(307)	4,118
Share of other comprehensive income of associates	-	-	-	5,649	832	-	6,481	-	6,481
Other comprehensive income for the period	-	-	-	208,651	5,257	-	213,908	32,183	246,091
Total comprehensive income for the period	-	-	-	208,651	5,257	606,592	820,500	54,491	874,991
Acquisition of non-controlling interests	-	-	-	-	(1,938)	-	(1,938)	(14,551)	(16,489)
Treasury shares held by associated companies	-	-	-	-	(3,339)	-	(3,339)	-	(3,339)
Dividends paid in cash	-	-	-	-	-	(247,913)	(247,913)	(5,735)	(253,648)
Balance At June 30, 2011	1,180,537	118,054	609,733	317,070	15,789	8,228,486	10,469,669	682,426	11,152,095

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of June 30, 2012 and 2011 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2) The Distributable Reserve and Retained Earnings as of December 31, 2011 calculated in accordance with Luxembourg Law are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Six-month period ended June 30,
	Note	2012	2011
Cash flows from operating activities		(Unaudited)
Income for the period		913,587	628,900
Adjustments for:
Depreciation and amortization	8 & 9	275,884	265,401
Income tax accruals less payments		(105,779)	47,235
Equity in earnings of associated companies		(30,218)	(47,005)
Interest accruals less payments, net		(18,256)	(27,820)
Changes in provisions		(16,557)	19,916
Changes in working capital		48,103	(498,557)
Other, including currency translation adjustment		(47,567)	102,716
Net cash provided by operating activities		1,019,197	490,786

Cash flows from investing activities
Capital expenditures	8 & 9	(400,926)	(461,791)
Acquisitions of subsidiaries and associated companies	11	(504,597)	-
Proceeds from disposal of property, plant and equipment and intangible assets		6,155	1,967
Dividends and distributions received from associated companies		18,702	17,229
Changes in investments in short term securities		11,367	(194,682)
Net cash used in investing activities		(869,299)	(637,277)

Cash flows from financing activities
Dividends paid		(295,134)	(247,913)
Dividends paid to non-controlling interest in subsidiaries		(905)	(5,735)
Acquisitions of non-controlling interests	11	(758,539)	(16,489)
Proceeds from borrowings		1,214,234	489,795
Repayments of borrowings		(439,116)	(541,112)
Net cash used in financing activities		(279,460)	(321,454)

Decrease in cash and cash equivalents		(129,562)	(467,945)
Movement in cash and cash equivalents
At the beginning of the period		815,032	820,165
Effect of exchange rate changes		8,242	9,823
Decrease in cash and cash equivalents		(129,562)	(467,945)
At June 30,		693,712	362,043

		At June 30,
Cash and cash equivalents		2012	2011
Cash at banks, liquidity funds and short-term investments		742,618	424,287
Bank overdrafts		(48,906)	(62,244)
		693,712	362,043
The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2011.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Earnings and dividends per share
8	Property, plant and equipment, net
9	Intangible assets, net
10	Contingencies, commitments and restrictions to the distribution of profits
11	Other acquisitions
12	Related party transactions
13	Nationalization of Venezuelan Subsidiaries

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (Société Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 31 to the audited Consolidated Financial Statements for the year ended December 31, 2011.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issue by the Company’s Board of Directors on August 1, 2012.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2011. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and adopted by the European Union (“EU”).

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

Under Mexican law, the Company’s Mexican subsidiaries are required to pay to their employees an annual benefit calculated on a similar basis to that used for local income tax purposes. Employee statutory profit sharing is recorded in current other liabilities in the Consolidated Statement of Financial Position. Effective January 1, 2012, the Mexican employee statutory profit sharing provision has been included as part of labor cost (approximately $13.6 million in Cost of sales and $1.9 million in Selling, general and administrative expenses respectively for the six-month period ended June 30, 2011).

The comparative amounts have been reclassified to conform to changes in presentation in the current year.

Starting January 1, 2012, the Company changed the functional currency of its Mexican, Canadian and Japanese subsidiaries from their respective local currencies to the U.S. dollar.

In Mexico, following the start up of a new rolling mill for the production of seamless pipes at its subsidiary, Tubos de Acero de Mexico S.A. or Tamsa, the Company has concluded that the most appropriate functional currency for Tamsa is the U.S. dollar. The new added capacity is converting Tamsa into a major exporter of seamless steel pipes, as a great majority of its production will be exported to most major oil and gas markets with a U.S. dollar economic environment, in addition, seamless pipes sales are denominated and settled in U.S. dollars.

2         Accounting policies and basis of presentation (Cont.)

In Canada, the Company has concluded that the most appropriate functional currency for its two major steel pipe production facilities (Algoma and Prudential) is the U.S. dollar, due to a significant increase in the level of integration of the local operations within Tenaris’s international supply chain system, evidenced by a higher level of imports as well as a higher level of exports from the Canadian production facilities to the U.S. market.

The Company believes that due to the high level of integration in terms of sales and supply chain of its worldwide operations in the Tubes segment, the U.S. dollar is the currency that best reflects the economic environment in which it operates, which is consistent with that of the oil and gas industry.

As a result of these changes in functional currency, a majority of the Company’s subsidiaries within the Tubes segment (other than its European manufacturing subsidiaries) have the U.S. dollar as their functional currency. In the Projects and Others segments, the Company maintains the Brazilian Real as the functional currency of its Brazilian subsidiaries.

3           Segment information

Reportable operating segments

	(Unaudited)
(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Total
Six-month period ended June 30, 2012
Net sales	4,706,363	327,886	384,592	5,418,841
Cost of sales	(2,813,965)	(214,253)	(277,591)	(3,305,809)
Gross profit	1,892,398	113,633	107,001	2,113,032
Selling, general and administrative expenses	(838,740)	(42,425)	(49,633)	(930,798)
Other operating income (expenses), net	3,025	2,241	(413)	4,853
Operating income	1,056,683	73,449	56,955	1,187,087

Depreciation and amortization	256,457	11,341	8,086	275,884
Capital expenditures	347,785	43,329	9,812	400,926

Six-month period ended June 30, 2011
Net sales	3,965,103	387,347	374,637	4,727,087
Cost of sales	(2,458,834)	(257,250)	(255,291)	(2,971,375)
Gross profit	1,506,269	130,097	119,346	1,755,712
Selling, general and administrative expenses	(830,476)	(46,418)	(43,083)	(919,977)
Other operating income (expenses), net	2,876	(413)	186	2,649
Operating income	678,669	83,266	76,449	838,384
Depreciation and amortization	247,093	11,104	7,204	265,401
Capital expenditures	430,805	28,558	2,428	461,791

Geographical information

	(Unaudited)
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Total
Six-month period ended June 30, 2012
Net sales	2,703,754	1,233,801	574,294	646,529	260,463	5,418,841
Depreciation and amortization	152,959	52,504	55,925	3,071	11,425	275,884
Capital expenditures	175,405	107,731	106,219	4,446	7,125	400,926

Six-month period ended June 30, 2011
Net sales	2,030,437	1,267,790	557,254	601,406	270,200	4,727,087
Depreciation and amortization	137,402	53,393	60,280	633	13,693	265,401
Capital expenditures	307,681	72,695	66,618	9,152	5,645	461,791

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador and Venezuela; “Europe” comprises principally Italy, Norway, Romania and United Kingdom; “Middle East and Africa” comprises principally Saudi Arabia, United Arab Emirates and Jordan; “Far East and Oceania” comprises principally China, Indonesia and Japan.

4           Cost of sales

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2012	2011
	(Unaudited)
Inventories at the beginning of the period	2,806,409	2,460,384

Plus: Charges of the period
Raw materials, energy, consumables and other	2,242,550	2,233,203

Services and fees	221,487	176,782
Labor cost (See Note 2)	631,199	563,126
Depreciation of property, plant and equipment	159,575	154,648
Amortization of intangible assets	3,924	2,409
Maintenance expenses	121,007	99,975
Allowance for obsolescence	24,581	(553)
Taxes	3,766	2,418
Other	76,367	44,868
	3,484,456	3,276,876

Less: Inventories at the end of the period	(2,985,056)	(2,765,885)
	3,305,809	2,971,375

5           Selling, general and administrative expenses

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2012	2011
	(Unaudited)
Services and fees	111,590	114,189
Labor cost (See Note 2)	283,056	270,520
Depreciation of property, plant and equipment	6,770	5,583
Amortization of intangible assets	105,615	102,761
Commissions, freight and other selling expenses	283,841	252,757
Provisions for contingencies	1,453	30,221
Allowances for doubtful accounts	(4,196)	4,118
Taxes	76,080	72,996
Other	66,589	66,832
	930,798	919,977

6                                                  Financial results

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2012	2011
	(Unaudited)
Interest income	15,289	14,200
Interest expense (*)	(22,613)	(25,289)
Interest net	(7,324)	(11,089)

Net foreign exchange transaction results	(11,868)	(15,395)
Foreign exchange derivatives contracts results (**)	7,513	4,521
Other	960	(476)
Other financial results	(3,395)	(11,350)
Net financial results	(10,719)	(22,439)

Net foreign exchange transaction results include those amounts that affect the gross margin of certain subsidiaries which functional currencies are different from the U.S. dollar.

(*) Includes interest rate swap losses of $5.2 million for the six-month period ended June 30, 2011.

(**) Includes a loss of $0.4 million and a gain of $6.1 million on an identified embedded derivative for the six-month periods ended June 30, 2012 and June 30, 2011, respectively.

7           Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the period.

	Six-month period ended June 30,
	2012	2011
	(Unaudited)
Net income attributable to equity holders	461,089	606,592
Weighted average number of ordinary shares in issue (thousands)	1,180,537	1,180,537
Basic and diluted earnings per share ( U.S. dollars per share)	0.39	0.51
Basic and diluted earnings per ADS ( U.S. dollars per ADS) (*)	0.78	1.03

(*) Each ADS equals two shares

On May 2, 2012 the Company’s shareholders approved an annual dividend in the amount of  $0.38 per share ($0.76 per ADS). The amount approved included the interim dividend previously paid in November 2011, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.25 per share ($0.50 per ADS), was paid on May  24, 2012. In the aggregate, the interim dividend paid in November 2011 and the balance paid in May 2012 amounted to approximately $449 million.

8                                   Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2012	2011
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	4,053,653	3,780,580
Currency translation adjustment	(44,949)	150,477
Additions	380,430	443,757
Disposals	(6,155)	(1,967)
Transfers	(887)	(192)
Depreciation charge	(166,345)	(160,231)
At June 30,	4,215,747	4,212,424

9                                               Intangible assets, net

(all amounts in thousands of U.S. dollars)	2012	2011
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	3,375,930	3,581,816
Currency translation adjustment	(986)	14,632
Additions	20,496	18,034
Transfers	887	192
Amortization charge	(109,539)	(105,170)
At June 30,	3,286,788	3,509,504

10       Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 26 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2011.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of approximately ARS 112 million (approximately $25 million) at June 30, 2012, in taxes and penalties. Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

•
A Tenaris company is a party to a five-year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007 on a monthly basis. The Tenaris company has negotiated a one-year extension to the original contract, through December 2012. Prices are adjusted quarterly in accordance with market conditions. As of June 30, 2012 the estimated aggregate amount of the contract at current prices is approximately $150 million.

•
A Tenaris company has renegotiated its previous ten year steel bars purchase contract with Rio Tinto Fer et Titane (ex- QIT). The amended contract gives either party the right to cancel the agreement upon a 2 year- written notice and therefore, as of June 30, 2012 no significant commitment arises.

•
A Tenaris company entered  into a contract with Siderar, a subsidiary of Ternium S.A. (“Ternium”) for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris is required to provide to Siderar 250 tn/hour of steam through 2018, and Siderar has the obligation to take or pay this volume. The amount of this gas supply agreement totals approximately $87 million.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2011, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2011	23,024,194
Total equity in accordance with Luxembourg law	24,932,518

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital.

As of December 31, 2011, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

Restrictions to the distribution of profits and payment of dividends (Cont.)

At December 31, 2011, distributable amount under Luxembourg law totals $23.6 billion, as detailed below.

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2010 under Luxembourg law	16,631,947
Gain from the transfer of shares in affiliated undertakings	6,828,757

Other income and expenses for the year ended December 31, 2011	(35,127)
Dividends paid	(401,383)
Retained earnings at December 31, 2011 under Luxembourg law	23,024,194
Share premium	609,733
Distributable amount at December 31, 2011 under Luxembourg law	23,633,927

In the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of most of the Company’s assets and liabilities to Tenaris Investments S.à r.l. (“Tenaris Investments”) a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The corporate reorganization was completed in 2011, and resulted in a revaluation of the accounting value (under Luxembourg GAAP) of the assets contributed.

11           Other acquisitions

Non controlling interests

During the six-month period ended June 30, 2011, additional shares of certain Tenaris subsidiaries were acquired from non-controlling shareholders for approximately $16.4 million.

Acquisition of participation in Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”)

On January 16, 2012, Tenaris’s Brazilian subsidiary, Confab Industrial S.A. (“Confab”) acquired 25 million ordinary shares of Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital. The price paid for each ordinary share was BRL36, representing a total cost to Confab of $504.6 million. Confab financed the acquisition through an unsecured 5-year term loan in the principal amount of $350 million and cash on hand.

This acquisition is part of a larger transaction pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. In addition, Ternium, its subsidiaries and Confab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and Caixa dos Empregados da Usiminas (“CEU”), an Usiminas employee fund, governing the parties’ rights within the Usiminas control group. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. The rights of Ternium and its subsidiaries and Confab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

On July 30,  2012,  Usiminas published its interim accounts as of and for the six-months ended June 30, 2012, which state that revenues, post-tax losses from continuing operations and net assets  amounted to $3,273 million, $64 million and $8,415 million, respectively.

As of the date of issuance of these consolidated condensed interim financial statements, the Company has not yet completed its purchase price allocation procedure, which is estimated to be finished before year-end. Once the Company's purchase price allocation has been completed, certain modifications to the value attributed to the assets and liabilities acquired may be required. In addition to its net share of the losses ($2 million), during the six-month period ended on June 30, 2012, the Company recognized other negative adjustments in connection with its investment in Usiminas for a total amount of $59 million. These negative adjustments, which are recorded as other comprehensive loss, are mainly attributable to a currency translation adjustment generated by the investment in Usiminas being maintained in Brazilian real and are calculated as provided by IAS 21. As a result of these losses, the Company’s participation in Usiminas as of June 30, 2012 amounted to $441.8 million. The Company has not yet completed any impairment test over its investment in Usiminas.

Tenaris accomplishes Confab delisting

Following a proposal by shareholders representing 32.6% of the shares held by the public in its controlled Brazilian subsidiary Confab, Tenaris filed on January 27, 2012, a request with CVM (Brazil’s securities regulator) and the Sao Paulo stock exchange seeking their approval to a delisting tender offer to acquire all of the ordinary and preferred shares held by the public in Confab.

On March 22, 2012, following receipt of all requisite approvals from CVM and the Sao Paulo stock exchange, Tenaris launched the offer for a price in cash of Brazilian reais 5.85 per ordinary or preferred share, subject to adjustments as described in the offer documents. The shareholders parties to the proposal had agreed to the offer price and had committed to tender their shares into the offer.

On April 23, 2012, at the auction for the offer, a total of 216,269,261 Confab shares were tendered. As a result, Tenaris attained the requisite threshold to delist Confab from the São Paulo Stock Exchange. The final cash price paid in the auction was Brazilian reais 5.90 per ordinary or preferred share (or approximately $3.14 per ordinary or preferred share). Subsequent to the auction, on April 23, 2012, Tenaris acquired 6,070,270 additional Confab shares in the market at the same price. Upon settlement of the offer and these subsequent purchases on April 26, 2012, Tenaris held in the aggregate approximately 95.9% of Confab.

Between April 24 and May 11, 2012, Tenaris acquired additional shares representing approximately 2.3% of Confab at the same price paid in the auction of the offer.

On June 6, 2012, Confab exercised its right to redeem the remaining shares at the same price paid to the tendering shareholders (adjusted by Brazil’s SELIC rate) and Confab became a wholly-owned subsidiary of Tenaris.

Tenaris total investment in Confab shares pursuant to these transactions amounted to approximately $758.5 million.

12           Related party transactions

As of June 30, 2012:

•
San Faustin S.A., a Luxembourg public limited liability company (Société Anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

•
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg  private limited liability company (Société à responsabilité limitée) (“Techint”).

•	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

•	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

At June 30, 2012, the closing price of the Ternium S.A. (“Ternium”) ADS as quoted on the New York Stock Exchange was $19.57 per ADS, giving Tenaris’s ownership stake a market value of approximately $449.5  million. At June 30, 2012, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS financial statements was approximately $634.8 million.

Transactions and balances disclosed as “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions with related parties which are not Associated and which are not consolidated are disclosed as “Other”.

The following transactions were carried out with related parties

(all amounts in thousands of U.S. dollars):
(Unaudited)

Six-month period ended June 30, 2012	Associated (1)	Other	Total
Transactions
(a) Sales of goods and services
Sales of goods	18,297	26,721	45,018
Sales of services	6,707	2,343	9,050
	25,004	29,064	54,068

(b) Purchases of goods and services
Purchases of goods	210,400	12,048	222,448
Purchases of services	46,721	36,357	83,078
	257,121	48,405	305,526

(Unaudited)
Six-month period ended June 30, 2011	Associated (2)	Other	Total
Transactions
(a) Sales of goods and services
Sales of goods	20,802	69,722	90,524
Sales of services	8,225	2,240	10,465
	29,027	71,962	100,989

(b) Purchases of goods and services
Purchases of goods	45,969	9,464	55,433
Purchases of services	40,592	71,067	111,659
	86,561	80,531	167,092

(Unaudited)
At June 30, 2012	Associated (1)	Other	Total
Period-end balances

(a) Arising from sales / purchases of goods / services
Receivables from related parties	53,671	16,708	70,379
Payables to related parties	(67,149)	(8,131)	(75,280)
	(13,478)	8,577	(4,901)

(b) Financial debt
Borrowings	(4,100)	(2,177)	(6,277)

At December 31, 2011	Associated (2)	Other	Total
Year-end balances

(a) Arising from sales / purchases of goods / services
Receivables from related parties	40,305	11,352	51,657
Payables to related parties	(38,129)	(6,983)	(45,112)
	2,176	4,369	6,545

(b) Financial debt
Borrowings	(8,650)	(1,851)	(10,501)

(1) Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V.
group (“Lomond”), Socotherm Brasil S.A. (“Socotherm”), Techinst S.A.(“ Techinst”), Arhsa S.A. (“Arhsa”), Hydril Jindal International Private Ltd (“Hydril Jindal”) and Usiminas.

(2) Includes Ternium, Condusid, Finma, Lomond, Socotherm and Hydril Jindal.

13           Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. ("Tavsa") and, Matesi Materiales Siderúrgicos S.A ("Matesi"), and Complejo Siderúrgico de Guayana, C.A ("Comsigua"), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies").

In July 2009, President Chávez issued Decree 6796, which ordered the acquisition of the Venezuelan Companies' assets and provided that Tavsa's assets would be held by the Ministry of Energy and Oil, while Matesi and Comsigua's assets would be held by the Ministry of Basic Industries and Mining. Decree 6796 also required the Venezuelan government to create certain committees at each of the Venezuelan Companies; each transition committee must ensure the nationalization of each Venezuelan Company and the continuity of its operations, and each technical committee (to be composed of representatives of Venezuela and the private sector) must negotiate over a 60-day period (extendable by mutual agreement) a fair price for each Venezuelan Company to be transferred to Venezuela. In the event the parties failed to reach agreement by the expiration of the 60-day period (or any extension thereof), the applicable Ministry would assume control and exclusive operation of the relevant Venezuelan Company, and the Executive Branch would be required to order their expropriation in accordance with the Venezuelan Expropriation Law. The Decree also specifies that all facts and activities thereunder are subject to Venezuelan law and any disputes relating thereto must be submitted to Venezuelan courts.

In August 2009, Venezuela, acting through the transition committee appointed by the Minister of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi, and in November, 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petróleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa.

In 2010, Venezuela’s National Assembly declared Matesi’s assets to be of public and social interest and ordered the Executive Branch to take the necessary measures for the expropriation of such assets. In June 2011, President Chávez issued Decree 8280, which orders the expropriation of Matesi’s assets as may be required for the implementation of a state-owned project for the production, sale and distribution of briquettes, and further instructs to commence negotiations and take any actions required for the acquisition of such assets.

Tenaris’s investments in the Venezuelan companies are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgium-Luxembourg Economic Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has also consented to the jurisdiction of the ICSID in connection with the nationalization process.

In August 2011, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (Talta), initiated arbitration proceedings against Venezuela before the International Centre for Settlement of Investment Disputes (ICSID) in Washington D.C., pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their investment in Matesi. This case was registered by the ICSID on September 30, 2011.

In July 2012, given the absence of progress in the discussions on compensation since the expropriation of Tavsa and Comsigua, Tenaris and Talta initiated separate arbitration proceedings against Venezuela before the ICSID, pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their respective investments in the above mentioned companies.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the results of operations and cash flows of the Venezuelan Companies as from June 30, 2009, and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of June 30, 2012 for a total amount of approximately $28 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

Ricardo Soler
Chief Financial Officer